NO ACT

PE
12-22-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC[redacted]

11005767

February 17, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
FEB 17 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2011

Re: Bank of America Corporation
Incoming letter dated December 22, 2010

Dear Mr. Gerber:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Bank of America by John Harrington. We also have received a letter on the proponent's behalf dated January 21, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 17, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 22, 2010

The proposal requests that the board "adopt principles for national and international reforms to prevent illicit financial flows" based upon the principles specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 21, 2011

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation regarding principles for national and international reforms to prevent illicit financial flows by John C. Harrington

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the no action request letter dated December 22, 2010 sent to the Securities and Exchange Commission by Andrew A. Gerber, Hunton & Williams LLP on behalf of the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(6).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

SUMMARY OF OUR RESPONSE

The Proposal requests that the Board of Directors adopt principles for national and international reforms to prevent illicit financial flows. Thus, the proposal seeks to have the board formulate a principled position on systemic, industry-wide public policy issues.

The Proposal is consistent with other proposals seeking adoption of reform principles on healthcare and global warming by company boards of directors. Even though those proposals touched on matters that could otherwise be seen as ordinary business (employees' health care and environmental management), because they properly addressed a significant social policy issue and did not micromanage (such as requiring other specific actions or implementation by the company), they were found by the Staff to be not excludable under the ordinary business exclusion.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

The subject matter of the Proposal is a priority public policy issue for the Obama administration and the focus of an investigation of the Senate Committee on Homeland Security and Governmental Affairs, Permanent Subcommittee on Investigations (the "Senate Subcommittee"), which issued a staff report on the topic on February 4, 2010 in conjunction with a committee hearing. Due to gaps in national and international rules, illicit funds from drug smuggling, political bribes, and arms trading are making their way from the developed world into US bank accounts. The Senate Subcommittee report shows how numerous holes in the public policy environment of international finance prevent effective accountability of financial flows that eventually find their way to the banking sector. The Senate investigation found that banks are currently at the mercy of unregulated and under-regulated third parties in the weak regulatory environment in which they operate. In order to stem illicit financial flows in the global economy, significant reforms are needed at national and international levels – issues outside of the control of any individual banking institution.

The Senate Subcommittee investigation also demonstrates the nexus to the Company. In particular, the investigation shows that these public policy issues have touched upon the Company, whose accounts have been rendered vulnerable to underregulated third-party activities involving illicit financial flows.

The terms of the Proposal are adequately defined and therefore are not vague or indefinite. The terms are sufficiently defined in the Proposal to allow shareowners to understand what they are voting on, especially given the focus of the proposal on the Board only developing principles "based upon" the recommendations but not necessarily equivalent to them. The task of implementation by the Company is simply for the Board to adopt principles of reform. Thus the Proponent has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of broad policy reforms on which shareholders seek a Board declaration.

Finally, the Company presents no viable argument that it lacks the power to implement the Proposal, because the Proposal does not ask the Company to take any actions outside of its own control. Instead, it simply asks the Company to adopt a set of public policy principles -- an action within the control of the Board of Directors. The Proposal does not ask for any other actions by the management or board to implement such principles on a day-to-day basis.

For the convenience of the Staff, the Proposal is enclosed as Attachment A.

ANALYSIS

I. The proposal addresses a significant social policy issue, and does not micromanage, and therefore is not excludable under the ordinary business exclusion.

The Proponents and the Company agree that a proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business. We also agree that shareholder proposals that raise significant policy issues may be excluded if they seek to micromanage the Company. At issue is how to apply these general principles to shareholder proposals requesting that a company adopt principles for national and international reforms to prevent illicit financial flows. Does the proposal address a significant social policy issue? Does it avoid micromanagement? We believe that the answer to both questions is affirmative, and thus the proposal is not excludable under the ordinary business exclusion.

A. **Similar proposals for policy reform principles on global warming and health care demonstrate appropriate parameters for policy reform proposals that are not excludable under the ordinary business exclusion or other exclusions.**

In recent years, the Staff has found that proposals asking a Board of Directors to adopt principles for policy reforms on global warming and health care were not excludable on the basis of ordinary business. The proposals provided a model for the current proposal, and thus it should be viewed in light of those recent decisions.

In the Staff decision in *Safeway* (March 17, 2010) the proposal urged the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
5. Use revenues from the carbon market to:
   - Keep consumers whole as our nation transitions to clean energy;
   - Invest in clean energy technologies and energy efficiency measures;
   - Assist states, localities and tribes in addressing and adapting to global warming impacts;
   - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;

• Support efforts to conserve wildlife and natural systems threatened by global warming; and
• Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.
6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

The company challenged that resolution with both ordinary business and vagueness arguments. Based on the decision of the Staff to disallow exclusion, we can conclude the issue of climate change was seen as a significant policy issue, and the request to adopt the reform principles did not micromanage the company.

The health care reform principles proposal requested that various companies' Boards of Directors "adopt principles for comprehensive health care reform":

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and suitable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

There have been many challenges to that proposal in which the Staff rejected ordinary business assertions. *CBS* (March 30, 2009), *Bank of America Corporation* (Feb. 17,2009); *UnitedHealth Group Incorporated* (Apr. 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, Apr. 15,2008); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation* (Feb. 25, 2008); *Xcel Energy Inc.* (February 15,2008); *UST Inc.* (February 7,2008); *The Boeing Company* (February 5,2008); *United Technologies Corporation* (January 31, 2008)), while only two were excluded on ordinary business grounds *CVS Caremark Corporation* (January 31,2008, reconsideration denied February 29,2008); *Wyeth, Inc.* (February 25, 2008). As pointed out by the proponent in CBS, the distinction between proposals successfully challenged on ordinary business and those that were not is that the two proposals that were found excludable asked for the company to do more than adopt a set of reform principles–they also asked for disclosure of implementation actions. Requesting disclosure of implementation actions appears to cross the line to ordinary business. The current proposal does not cross that line.

Notable in both the healthcare and the climate change proposals, as well as in the present Proposal, the request to adopt principles of reform does not micromanage the actual position taken by the Board, or prescribe implementing actions. Instead, a list of principles is included as an exemplary, rather than as a directive. These proposals are an effort by shareholders to ask the Board of Directors to give attention to and provide leadership in addressing public policy needs relevant to the business; at the same time, the proposals leave discretion for the Board to determine the exact content of their principled stance.

B. Legislative and administrative initiatives of the US government demonstrate that the subject matter of the proposal is a priority social policy issue.

1. President Obama has made this subject matter a priority issue for his administration.

On November 12, 2010, President Obama joined other G-20 leaders in releasing a comprehensive Action Plan to strengthen anti-corruption efforts worldwide. With this "Kleptocracy" initiative, the President and the G-20 signaled their commitment to fighting corruption in the public and private sectors and ensuring that corrupt officials cannot access US financial institutions or find safe haven in the US. The agenda announced that day was built on three pillars: (1) a common approach to building an effective global anti-corruption regime, the principles of which are enshrined in the provisions of the UN Convention against Corruption (UNCAC); (2) specific commitments to show collective leadership by taking action in high priority areas that affect the nations' economies; and (3) a commitment to directly engage private sector stakeholders in the development and implementation of innovative and cooperative practices in support of a clean business environment.

According to a news release on the White House website[1] "the central challenge in driving forward this agenda is not in figuring out what needs to be done. The UNCAC, the Anti-Bribery Convention, and the Financial Action Task Force, among other instruments, outline the necessary steps and set in place clear and high standards. Our collective challenge is to summon the political will to embrace these instruments and standards, strengthen them where appropriate, but most importantly take actions to effectively implement them."

As detailed further below, the endorsement by the President of the recommendations of the Financial Action Task Force is consistent with the Proposal.

The US Kleptocracy Asset Recovery Initiative was initially announced by Attorney Gen. Eric Holder, AG Eric Holder, who stated that among other things the initiative

> … will strengthen current efforts to promote good governance and to combat and prevent the costs and consequences of public corruption.

[1] http://www.whitehouse.gov/the-press-office/2010/11/12/g-20-fact-sheet-a-shared-commitment-fighting-corruption

> Today, when the World Bank estimates that more than one trillion dollars in bribes are paid each year out of a world economy of 30 trillion dollars, this problem cannot be ignored. And this practice must never be condoned. As many here have learned – often in painful and devastating ways – corruption imperils development, stability, competition, and economic investment. It also undermines the promise of democracy.
>
> As my nation's Attorney General, I have made combating corruption, generally and in the United States, a top priority. And, today, I'm pleased to announce that the U.S. Department of Justice is launching a new Kleptocracy Asset Recovery Initiative aimed at combating large-scale foreign official corruption and recovering public funds for their intended – and proper – use: for the people of our nations. We're assembling a team of prosecutors who will focus exclusively on this work and build upon efforts already underway to deter corruption, hold offenders accountable, and protect public resources.
>
> And although I look forward to everything this new initiative will accomplish, I also know that prosecution is not the only effective way to curb global corruption. We will continue to work with ... governments to strengthen the entire judicial sector, a powerful institution in our democracy which depends on the integrity of our laws, our courts, and our judges. We must also work with business leaders to encourage, ensure, and enforce sound corporate governance. We should not, and must not settle for anything less. [2]

2. Senate investigative report highlights systemic failures and nexus to Bank of America.

The Senate Committee on Homeland Security and Governmental Affairs, Permanent Subcommittee on Investigations (the "Senate Subcommittee"), chaired by Carl Levin, issued a Majority and Minority Staff Report on February 4, 2010 in conjunction with a committee hearing at which Bank of America was required to testify. The report, Keeping Foreign Corruption Out of the United States: Four Case Histories (the "Senate Subcommittee Report"), noted the apparent incapacity of major banks to control the flow of illicit funds into their accounts.

It should be noted that in 2004 the Senate Subcommittee conducted an investigation of Riggs Bank, finding a substantial role of that bank in the transfer of funds from corrupt politically exposed persons, including Chilean dictator Augusto Pinochet, helping him hide millions of dollars in assets from international prosecutors while he was

---

[2] http://www.justice.gov/ag/speeches/2010/ag-speech-100725.html

under house arrest in Britain. These disclosures had a devastating impact on the Riggs Bank. Thus, the interest of the Senate Subcommittee in these matters is long-standing, and the gravity of concerns raised by these illicit financial flows should not be underestimated.

Despite the efforts of banks to engage in due diligence and compliance practices, the policy environment in which financial institutions do business causes the banks to be unwitting accomplices in numerous illicit transactions.

For instance, the report found several instances of Bank of America involvement in illicit financial flows, some of them eventually detected by the bank, but many occurring for a course of years before detection. According to the report, Teodoro Nguema Obiang, son of the president of Equatorial Guinea and a Politically Exposed Person (PEP), brought millions of dollars in suspect funds into the U.S. through U.S. bank accounts between 2004 and 2008. Although Equatorial Guinea is oil-rich, the people of the country remain poor because oil income is readily diverted to top officials including Mr. Obiang. The report recounts how Mr. Obiang moved the funds discreetly through various law office attorney-client accounts and corporate checking accounts to move money into the US, including into Bank of America accounts.

Similarly, according to the report, Bank of America provided banking services to Pierre Falcone, an arms dealer known for selling weapons to Angola during its civil war and the subject of criminal investigations in France. He and his relatives used 29 accounts at Bank of America in Scottsdale, Arizona. Between 1999 and 2007, over $60 million in suspect account activity passed through U.S. correspondent accounts and substantial funds entered Bank of America accounts from "clients" in the Cayman Islands, Luxembourg, Singapore, and Switzerland. Numerous funds were also move from offshore companies to related bank accounts. For some period of time, the bank had apparently failed to identify Mr. Falcone as a PEP despite the tightening of anti-money laundering laws in 2001 and, following his imprisonment in France, the prevalence of publicity about Mr. Falcone.

The Senate Subcommittee Report found that lawyers, realtors and escrow agents frequently assisted in the transfer of illicit funds–often in the absence of legal obligations that would require them to do otherwise.

The report also noted that U.S. financial institutions were in some instances relying on vendors to screen clients for PEPs, but that those lists and vendors were using incomplete and unreliable lists.

The recommendations of the shareholder resolution were based on policy recommendations proposed by the Senate Subcommittee's Report.[3] The recommended policy

[3] Staff of the Permanent Subcommittee on Investigations, 111th Cong., Keeping Foreign Corruption Out of the United States: Four Case Studies 7-8 (Comm. print 2010) (*hereinafter* "Senate Subcommittee

reform principles would increase awareness of and vigilance against abuses among third parties with whom financial institutions interface on a regular basis. The following is a description of the basis for each of the principles.

- That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

The Senate Subcommittee's Report recommends that Congress enact laws to require financial institutions to use "reliable PEP databases to screen clients."[4] The reason for this recommendation is that some of the databases relied upon by financial institutions are currently unreliable. Currently, the ability of financial institutions to rely on a "reliable PEP database" is limited by the degree to which a third party database provider makes his database reliable, and there is currently insufficient legal standards or government scrutiny of such databases to ensure their reliability. A 2009 World Bank paper relating to PEPs stated that many banks had been calling for a publicly created and administered PEP database.[5]

- That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

Recommendations 2, 3 and 7 of the Senate Subcommittee's Report suggested additional measures that could be taken to subject realtors, escrow agents and attorneys and their client accounts to anti-money laundering safeguards.[6] With respect to realtors and escrow agents, the Senate Subcommittee's Report provides examples of how the services of realtors and escrow agents were engaged by foreign officials to purchase assets worth millions of US dollars.[7] Anti-money laundering laws have historically identified realtors and escrow agents[8] as professions that are at high-risk for money laundering.[9] In 2001, the PATRIOT Act expressly required realtors and escrow agents to establish anti-money laundering programs, however they were given a "temporary" exemption from the requirement that has not been removed.[10] The Senate Subcommittee's Report specifically recommends repealing these exemptions.[11]

Report"). http://hsgac.senate.gov/public/index.cfm?FuseAction=Files.View&FileStore_id=2de71520-5901-4a31-98ad-5138aebc49c2

[4] Senate Subcommittee Report at 7.
[5] Theodore Greenberg et al., Stolen Asset Recovery, Politically Exposed Persons, A Policy Paper on Strengthening Preventative Measures 35 (2009).
[6] Senate Subcommittee Report at 7.
[7] See generally, id.
[8] Referred to as "a business engaged in vehicle sales, including automobile, airplane and boat sales." See 31 USC 5312 (a)(2)(T).
[9] See 31 U.S.C. § 5312(a)(2)(T) and (U); Pep Report at 20.
[10] See 31 U.S.C. § 5318(h); 31 C.F.F. § 103.170; Pep Report at 20.
[11] Senate Subcommittee Report at 8.

With respect to attorneys and client accounts, the Senate Subcommittee's Report recommends that an attorney's client account should be subject to enhanced anti-money laundering monitoring and that attorneys should be required to certify that their client accounts "will not be used to circumvent AML or PEP controls, accept suspicious funds involving PEPs, conceal PEP activity, or provide banking services to PEPs previously excluded from the bank."[12] The rationale behind requiring realtors and escrow agents to comply with anti-money laundering regulations holds true for the legal community as well. Lawyers create accounts for the processing of client funds, which prevents the financial institution from knowing exactly whose money it may be holding and where those funds originated. This poses a significant money laundering risk that was described in detail in the Senate Subcommittee's Report; a risk that it is difficult for a financial institution to mitigate without the assistance of attorneys themselves.[13]. Attorneys have already been brought within the anti-money laundering regulations in Europe vis-à-vis the 3rd EU Anti-Money Laundering Directive, demonstrating that this recommendation is both feasible and politically acceptable in economies with well developed financial and legal regimes.[14]

- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

The United States is a member of the Financial Action Task Force (FATF), the internationally recognized, intergovernmental anti-money laundering standard setting body. FATF defines a beneficial owner as "the natural person(s) who ultimately owns or controls a customer and/or the person on whose behalf a transaction is being conducted. It also incorporates those persons who exercise ultimate effective control over a legal person or arrangement."[15] FATF Recommendation 33 mandates that countries ensure "that there is adequate, accurate and timely information on the beneficial ownership and control of legal persons that can be obtained or accessed in a timely fashion by competent authorities."[16] It is suggested that countries provide financial institutions with access to this information for the purpose of complying with their customer due diligence requirements.[17] The United States was deemed "non-compliant" with Recommendation 33 in 2006, and no U.S. legislative or regulatory action has been taken to address the problem since that date.[18] The result of the U.S.'s failure to comply with Recommendation 33 is that financial institutions are left to

[12] Id.
[13] Id. at 31.
[14] See European Parliament and Council Directive 2005/60, ch. I, art. 2 (3)(b) and ch. 3, sec. 1, art. 9(5), 2005 O.J. (L 309).
[15] Money Laundering, Glossary to the 40 Recommendations, Financial Action Task Force; available at http://www.fatf-gafi.org/glossary/0,3414,en_32250379_32236930_35433764_1_1_1_1,00.html#34276864.
[16] FATF 40 Recommendations, Oct. 2003 (including all subsequent amendments until Oct. 2004) (hereinafter "FATF 40 Recommendations"), Financial Action Task Force; available at http://www.fatf-gafi.org/dataoecd/7/40/34849567.PDF (citing Recommendation 33).
[17] See id.
[18] Summary of the Third Mutual Evaluation Report on Anti-Money Laundering and Combating the Financing of Terrorism, United States of America 15, June 23, 2006, Financial Action Task Force.

shoulder the burden of identification of the beneficial owners of entities opening or maintaining accounts at their institutions, as required by U.S. law and FATF Recommendation 5.[19] In response to this lack of compliance with international standards and pursuant to its investigations, the Senate Subcommittee also recommended in the Senate Subcommittee Report that "Congress should enact legislation requiring persons forming U.S. corporations to disclose the names of beneficial owners of those U.S. corporations."[20]

C. <u>Recent Staff precedents support treating the subject matter, a systemic concern regarding the global financial system, as a significant social policy issue.</u>

An important and relevant example of a recent Staff decision that a significant social policy outweighed an asserted ordinary business exclusion was the decision in *Citigroup Inc.* (February 23, 2010). That proposal sought a report on Citigroup's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." On its face, this request might have appeared to be delving into the minutia of corporate decision-making on the form of contracts and transactions engaged in by the firm, but from a practical standpoint the proposal was addressing a core issue in the current financial crisis, the use of a form of transaction that is posing global, systemic risk. The Staff noted that the "proposal raises concerns regarding the relationship between Citigroup's policies regarding collateralization of derivatives transactions and systemic risk," which in the view of the Staff " may raise a significant policy issue for Citigroup."

A similar scenario is presented in the current Proposal. Although the issue of policing client transactions regarding banking might as a general matter be considered ordinary business, when it is connected to the systemic issues that constrain the ability of the bank to prevent illicit transactions, this is a systemic issue beyond the day-to-day operations of the business. This issue has been highlighted by the Senate Subcommittee as a systemic problem. Moreover, the Bank of America was itself identified by the Senate Subcommittee as one of the banks affected by this systemic issue, and was called upon to testify in the hearing on its Feb 4, 2010 report, so the nexus of the company and the systemic issue is inescapable.

From the shareholders' standpoint, the testimony of Bank of America's James Fox, Global Anti-Money Laundering and Economic Sanctions Executive at the Bank of America, at the Senate Subcommittee hearing demonstrates that the bank itself is doing many of the things within its power to address these issues, and that the company's own practices have been continually improving. Mr. Fox testified that the bank is exercising due diligence and that the company understands the importance of complying with legal and regulatory requirements in the jurisdictions it does business. He stated among other

[19] See FATF 40 Recommendations (citing Recommendation 5).
[20] Senate Subcommittee Report at 8.

things that "at Bank of America, we believe that a clean and transparent financial system is in the direct interest of all responsible financial institutions. A clean and transparent financial system levels the playing field for all." [21]

What the bank cannot do on its own, however, is clean up the environment in which it operates, nor establish a level playing field that ensures that its own activities do not give it a competitive disadvantage when it takes adequate action on its own. Or to put it another way, only the larger policy environment in which these illicit financial flows are regulated can ensure that the industry as a whole, the sector in which the bank functions, is not continually subject to abuses by corrupt dictators, drug runners and arms dealers.

This issue is systemic in much the same way that subprime lending and derivatives trading have been systemic issues. According to the Senate Subcommittee, at least $1 trillion out of the $30 trillion global economy involves the transfer of funds from corrupt transactions. The nongovernmental organization Global Financial Integrity estimated that in 2009 $1.3 trillion passed from developing countries to developed countries in illicit financial flows. [22]

The recent subprime lending crisis occurred because many banks' lending policies deteriorated. As the market for mortgages became saturated, banks increasingly ignored traditional standards for offering mortgages and began aggressively issuing subprime mortgages. Borrowers who were previously unqualified—and who were still very risky—were given loans. Little consideration was given to the effect of these lending policies and practices on the U.S. economy. To make matters worse, Collateral Debt Obligations (CDOs) were used to hide low-class high-default risk investments and generate distortedly high ratings from credit rating agencies. Bank of America reportedly had an $8.2 billion net-exposure to CDOs and subprime assets. A series of individual decisions made within the industry and without adequate regulation led to the disastrous consequences of the current financial crisis. The same is true with regard to illicit financial flows.

Interestingly, the Company acknowledges that it "believes that safeguarding the global financial system is important and that reasonable and appropriate steps should be taken to prevent persons engaged in laundering, fraud or other financial crime from utilizing the Corporation's products and services" but concludes essentially that this is not an overriding "significant social policy issue." The company asserts that certain proposals related to the current "financial crisis" may possibly raise significant policy concerns, but neglects to notice that the core concern and request of the current Proposal is to address systemic failures that themselves are part of the financial crisis and which are highly significant.

[21] Prepared statement of William J. Fox delivered to the United States Senate Permanent Subcommittee on Investigations Of the Committee on Homeland Security and Governmental Affairs on February 4, 2010.

[22] Global Financial Integrity, Illicit Financial Flows from Developing Countries: 2000-2009, Update with a Focus on Asia, January 2011.

The Company asserts that there has been relatively little media attention, if any, on financial service providers maintaining relationships with PEPs and/or maintaining relationships with realtors, escrow agents and attorneys. To the contrary, media coverage of the Senate investigation was high profile.[23]

Despite the Company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions. The Proposal addresses broad policy concerns, and does not dictate any management initiatives. The proposal is not directed toward any effort to modify the internal practices of the company, but only to yield a statement of policy principles by the Board of Directors reflecting changes needed in public policy.

Yet, even some proposals that *have* attempted to drive internal corporate policies and criteria have been found nonexcludable, overcoming ordinary business challenges because they addressed significant social policy issues facing the company. Shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded that the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net

[23] For instance, coverage of the Senate Permanent Investigative Subcommittee hearing and report was published in:

New York Times: http://www.nytimes.com/2010/02/04/business/04bribe.html

Wall Street Journal:
http://online.wsj.com/article/SB10001424052748704041504575044903763356876.html

Business Week: http://www.businessweek.com/news/2010-02-04/hsbc-bank-of-america-moved-suspect-angola-funds-senate-says.html

Reuters: http://www.reuters.com/article/idUSN0319306320100204 and
http://www.reuters.com/article/idUSN0410397520100205

Guardian: http://www.guardian.co.uk/business/2010/feb/04/hsbc-angola-us-senate assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

In the present case, the lack of focus on internal corporate practices makes this Proposal even less excludable than these previously allowed proposals. The Proposal builds upon a line of permissible shareholder proposals that focus not only on financial management practices, but also on the larger policy impacts of those practices.

D. The Proposal does not impermissibly relate to legal compliance.

The present resolution does not impermissibly address issues of legal compliance, since it asks the board committee to address policies of reform, applicable to third parties or to the entire industry, not to address the company's own compliance strategy.

The company notes that the proposal addresses a compliance issue, for a company in a highly regulated industry with multiple regulators, both domestically and abroad. While not denying that the current policy environment hampers the company's ability to police its transactions, the Company goes on to talk about its compliance systems including the use of due diligence, and the fact that it scans customer and transaction data to "ensure" that the Corporation does not transact business with, on behalf of or for the benefit of individuals who are the target of economic sanctions. The company says that in addition, the Corporation, on a risk-based approach, scans transactions (including wire transfers, deposits and transfers) through economic sanction filters prior to entering or leaving customer accounts and/or entering or leaving the Corporation. Further, the Corporation has developed and implemented a written anti-money laundering prevention program, consisting of policies, a compliance program, procedures, internal controls and systems.

The finding of the Senate investigation is that these systems cited by the company were not up to the task of preventing illicit transactions, because the policy environment in which the company operates is severely lacking in accountability mechanisms of the other parties that the bank must transact business with.

Even assuming that the Proposal touches upon compliance related issues, when the subject matter of the resolution addresses transcendent social policy issues, as it does in the present matter, the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this Company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these non-excludable proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company, even though they touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not excludable because they were focused on how the company should address the issues that transcended the day-to-day affairs of the company.

E. Ordinary business precedents cited by the company that sought specific managerial action on internal matters (micromanagement) are inapplicable to the proposal.

Over and over, the company cites precedents inapplicable to the current Proposal. The Company cites numerous prior decisions that are inapplicable to the present circumstances and proposal, because they involved efforts of shareholder proponents to attempt to micromanage specific actions in the management of a financial institution's business. For instance, the company cites *Citicorp* (January 8, 1997) where the proposal requested that the board of directors review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. The Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. By contrast, the current proposal does not delve into the procedures or policies used by the company to combat illegal transactions; instead the focus is on the public policy environment in which the bank operates, and the need for effective public policies to address systemic failings.

Similarly, the Company cites *Centura Banks, Inc.* (March 12, 1992) which would have required that company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs. Again, that proposal sought to change how the bank dealt with its own customers rather than addressing external conditions of the public policy environment. The same was true in *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders.

The Company also cites *Bank of America Corporation* (February 21, 2007) where the proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." As in the other excluded proposals, the proposal in question focused on changing the bank's own lending and financial services policies, not the bank's public policy environment.

The company asserts that the current proposal "seeks to govern the Corporation's provision of financial services to each customer and to manage each customer relationship." To the contrary, the current proposal would not alter the behavior of the company in regard to any customers, but only encourage the bank to take a principled stand on systemic issues.

The various cases cited by the company to support its ordinary business objections continue in this vein with *Bank of America Corporation* (February 24, 2010) proposing a policy barring the company from providing funding to companies that use a certain method of coal extraction–limiting the provision by the Bank of financial services to particular types of customers, and *Bank of America Corporation* (March 10, 2009) and *Bank of America Corporation* (February 27, 2008) addressing practices or policies relating to the corporation's acceptance of matricula consular cards for identification when providing banking services, actions which related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)."

We will not belabor the point further, though it applies to all of the cases cited by the company on the ordinary business issue. The company cites many additional proposals of the same ilk -- attempts by a proponent to control internal decisions regarding to whom a company could provide financial services, and ignores the important distinction, that the present proposal is seeking to address a systemic issue through reform principles rather than through internal managerial actions.

F. <u>The linkage between the subject matter and issues core to the company's business and sector demonstrates the nexus of the significant policy issue to the Company, rather than that the proposal is excludable as ordinary business.</u>

A proposition advanced by the Company is that the subject matter of the proposal is excludable under the ordinary business exclusion because it relates to "provisions and relationships in banking and financial services." As stated above, although the subject matter might of the proposal may touch on these ordinary business matters, because its core focus is on a significant social policy issue, it is nevertheless not excludable. In this instance, the relevance of the subject matter to the company's provisions and relationships actually helps to demonstrate the nexus of the significant social policy issue raised by the proposal to the company.

The series of instances of financial maneuvers via third parties outside of the bank's control identified in the Senate Subcommittee report represent issues that are unregulated in the bank's environment, making it extremely difficult in some cases to avoid issues like handling bribes and drug money from foreign leaders. The only way of bringing these relationships into accountability would be a body of public policy that does not currently exist.

Apparently ignoring the findings of the Senate subcommittee, the company asserts that a nexus does not exist in this case. **As detailed above, the Senate Investigation found numerous instances in which illicit financial flows reached Bank of America accounts, contributed to by the set of systemic public policy failures identified in the subcommittee's report.**

II. The proposal is not impermissibly vague or indefinite.

The Company goes on to assert that it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. The pivotal question is whether stockholders voting on the proposal, or the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires. See Staff Legal Bulletin No. 14B (CF) The Company goes to lengths to squeeze legislative level questions about the principles of reform suggested in the proposal.

The same arguments asserting vague and indefinite language regarding similar proposals, at a similar level of principled guidance, were made and rejected in the Health Care Principles and Global Warming policy reform proposals which were found nonexcludable by the Staff. *Safeway* (March 17, 2010), regarding global warming principles and *Wendy's* (February 13, 2008) regarding the health care principles. Where the thrust of those proposals was on getting the company to adopt its own policy principles, detailed inquiries regarding the precise language of principles, or questions regarding mechanisms of implementation, were not sufficient to find those proposals impermissibly vague. The same level of detail is included in the current proposal as contrasted with those proposals.

Contrary to the company's assertion of need for further guidance on implementation, in fact, the **lack of directives on implementation** of the proposal ***were actually a necessary element in finding those proposals to be not excludable.*** When similar proposals seeking the adoption of health care principles also asked the Company to report on implementation, the Staff found such proposals excludable as crossing the line into ordinary business. (*CVS Caremark Corporation* (January 31, 2008, reconsideration denied February 29, 2008); *Wyeth, Inc.* (February 25, 2008). So the dividing line between a proposal addressing "principles for policy reform" and a proposal that inappropriately addresses issues of "lobbying" had to do with whether it necessitated reporting on or addressing an implementation approach. In each of the proposals which were found not to be excludable, no more guidance was given than in the current proposal regarding how the company should go about implementing the proposal to adopt principles of reform.

The company goes on to query the specific language of the proposal at length, raising the kinds of questions that would be appropriate for defining legislation or regulations. In contrast, the proposal merely seeks for the company to take a big picture position on policy issues "based on" the principles included in the proposal. If the proposal were asking the company to support specific legislation, or to adopt these principles as stated, then these questions would be relevant, but because the nature of the request is a broad policy inquiry, this level of detailed inquiry is clever, but ultimately inapplicable.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed similar proposals. See, for instance, *Yahoo! Inc.* (April 16, 2007). In that case, the proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

The Staff stated at the end of its SLB 14B's vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added). In the present instance, the company has not met this burden.

III. The Company does not lack the power to implement the Proposal.

Finally, the company asserts that it lacks the power and authority to implement the Proposal. Rule 14a-8(i)(6). As with the prior proposals on healthcare and climate change, where these arguments were rejected by Staff, e.g., *Safeway* (March 17, 2010) and *Wendy's* (February 13, 2008) the Board's adoption of the policy reform principles is clearly within its capacity. There is no expectation created within the language of the proposal that the company would need to require any third party to take any action, nor even that implementing action be taken, but only that a set of policy reform principles be developed by the Board.

IV. Conclusion

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rules 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(6).).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: John C. Harrington, Harrington Investments
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

Attachment A
Text of the Shareholder Proposal

WHEREAS:
The reputation of the U.S. financial industry is under significant pressure in the wake of both the global financial crisis and recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance.

Although the U.S. is traditionally seen by the world as a leader in anti-corruption and financial transparency initiatives, recent investigations by law enforcement and Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials.

Financial institutions have been the subject of a number of regulations over the past decade aimed at curtailing such abuses. The fact that they are still occurring, and that the amount of money involved is significant, suggests that policies covering a broader range of financial actors are needed to address the continuing problems in a holistic manner.

In addition, given the international integration of the global financial system and the U.S. role as a leader in providing global financial services, the success of initiatives pursued in the U.S. depends upon implementation of similar guidelines and frameworks worldwide. As a result, it is imperative that new public policy measures also be pursued in international fora.

Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) – defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates. Under current U.S. law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system.

RESOLVED:
Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:
• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.
• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.
• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.
• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 22, 2010

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 11, 2010 (the "Proposal") from John C. Harrington (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

HUNTON& WILLIAMS

it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal reads as follows:

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

- That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.
- That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.
- That all privately held corporations that seek access to US financial markets should be obligated by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.
- That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Although the Proposal is generally unclear as to the specific actions requested, the Corporation believes that the Proposal falls squarely within the scope of the above considerations. The Proposal probes into matters of a complex nature involving financial market transactions across the globe, a matter that is not suitable for stockholders at large and is more appropriately left to experienced management of the Corporation. As part of its business, the Corporation must comply with a vast number of laws, rules, regulations and regulatory agencies on federal, state and local levels, both in the United States and across the globe. The Corporation currently has multiple policies, programs and frameworks that management considers in connection with the provision of a broad array of financial products and services, including opening accounts for, or on behalf of, individuals, businesses and organizations. Such programs aid management in analyzing unique challenges and considerations of operating in different countries and providing services to different types of customers, while at the same time ensuring compliance with the laws in each jurisdiction where it operates. The analyses are complex and involve numerous considerations, a significant number of which are not matters about which stockholders are appropriately informed to make decisions. Accordingly, the Proposal relates to the Corporation's ordinary business operations.

A. The Proposal relates to the provision of financial products and services and customer relations.

General. As one of the world's largest financial institutions, with more than 6,000 retail banking offices serving more than 59 million customers, including corporations, governments, institutions and individuals around the world, the Corporation's day-to-day operations include financial market transactions in the US and over 40 foreign countries. Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the persons and entities with whom the Corporation engages in financial transactions, and the terms and conditions upon which those transactions are processed. Every policy related to initiating, processing, transferring or accepting funds involves day-to-day operations of the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the provision of financial services to and relationships with its existing and potential customers. In short, the Proponent, through the Proposal, seeks to insert himself into every single transaction undertaken by the Corporation.

The provision of banking or financial services is ordinary business. The Division has found that proposals regarding the provision of banking services and banking relationships are matters of ordinary business. *See, e.g., Citicorp* (January 8, 1997) ("*Citicorp*"). In *Citicorp*, a proposal requested that the board of directors review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. In *Citicorp*, the Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities.

Similar to the Proposal, which seeks to "prevent illicit financial flows," in *Bank of America Corporation* (February 21, 2007) ("*Bank of America 2007*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America 2007*, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal seeks to govern the Corporation's provision of financial services to each customer and to manage each customer relationship.

Decisions surrounding the extension of banking or financial services to customers are part of the Corporation's ordinary business. To whom the Corporation provides financial services requires inherently complex evaluations and is not something that stockholders, as a group, are in a position to properly and coherently oversee. As noted above, the Corporation utilizes multiple policies, programs and frameworks in connection with opening accounts for and otherwise providing financial services to a customer. It would be inappropriate for stockholders as a group to control these assessments. The Division has agreed that decisions regarding the provision of products and services to particular types of customers involve day-to-day business operations.

In *Bank of America Corporation* (February 24, 2010) ("*Bank of America 2010*"), the proposal related to a policy barring the company from providing funding to companies that use a certain method of coal extraction. The Division found that the proposal dealt with the decision to provide financial services to particular types of customers and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bank of America Corporation* (March 10, 2009) ("*Bank of America 2009*"), a proposal requested that the board of directors terminate the corporation's acceptance of matricula consular cards for identification when providing banking services. The supporting statement indicated that the concern underlying the proposal was the use of matricula cards by illegal aliens. The Division permitted exclusion of the *Bank of America 2009* proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., sale of particular services)." Similarly, in *Bank of America Corporation* (February 27, 2008) ("*Bank of America 2008*"), a proposal requested an annual report detailing various aspects of the corporation's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants, including the acceptance of matricula consular cards as a form of identification. In *Bank of America 2008*, the Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)."

As with *Bank of America 2010, Bank of America 2009* and *Bank of America 2008*, the Proposal addresses the Corporation's sale of particular financial products and services to a particular type of customer as well as the Corporation's customer relationships. The Proponent expressly seeks to limit the financial services the Corporation may provide to certain types of customers. As clearly set forth in the Division's responses in *Bank of America 2010, Bank of America 2009* and *Bank of America 2008*, a corporation's ordinary business operations include "decisions to extend credit or provide other financial services," the "sale of particular services" and "customer relations." Similarly, this Proposal falls within the Corporation's ordinary business operations to determine which customers it may enter into financial services relationships. *See also Bank of America Corporation 2007*; *JPMorgan Chase & Co.* (February 26, 2007); and *Citigroup Inc.* (February 21, 2007).

In *Bank of America Corporation* (March 7, 2005) ("*Bank of America 2005*"), a situation similar to the one presented by the Proposal, a proposal mandated that the corporation not provide "credit or other banking services" to customers engaged in payday lending. Although the corporation was not involved in the payday lending business, it did extend credit and provide financial services to companies engaged in payday lending. The proponent objected to the practice of payday lending and sought indirectly to halt the industry's operations. In *Bank of America 2005*, the proponent attempted to dictate the clients to whom the corporation could and could not extend credit or sell its financial product and services. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the Corporation's ordinary business operations. *See also Wells Fargo & Co.* (February 16, 2006). Much like *Bank of America 2005*, the Proposal seeks to prevent the Corporation from providing financial services to customers that engage in activities the Proponent considers "illicit" (*e.g.*, corrupt foreign officials, illegal arms dealers and drug dealers).

The foregoing examples are all the same – a proponent sought to control decisions regarding to whom a company could provide financial services. The Proposal is no different. The Proponent believes that he is in a better position than the Corporation's management with respect to the proper execution of literally millions of financial transactions daily, establishing credit policies, making loan underwriting decisions and managing customer relations policies. The Proponent wants to involve himself in determining and adopting policies regarding the type of customers to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. Specifically, the Proponent wants to involve itself in the policies and practices regarding the provision of financial services.

The identification of ownership interests is ordinary business. In *Halliburton Co.* (March 5, 2008) ("*Halliburton*"), the proposal requested "that the board of directors develop and implement a policy of identifying and disclosing to shareholder shares of [the company] held by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction." In that instance, the Division allowed exclusion of the proposal pursuant to Rule 14a-8(i)(7) as "i.e., the presentation of ownership interests." As in *Halliburton*, the Proposal seeks the identification of certain ownership interests – disclosure of "the names of natural persons having a substantial economic interest in [privately held corporations that seek access to US financial markets] or exercising de facto control over [such companies'] policies or operations." However, *Halliburton* only sought disclosures related to the company's own affiliates and management. The Proposal, in contrast, seeks disclosures related to third parties over which the Corporation holds no control and possesses no information. As the presentation of ownership of certain directors, executives and affiliates thereof was found excludable in *Halliburton* even more so should the presentation of ownership be found excludable in the present instance as the Proposal seeks disclosures of third parties unrelated to the Corporation.

B. The Proposal relates to the general conduct of a legal compliance program.

Because the Corporation operates in a highly regulated industry with multiple regulators, both domestically and abroad, any of the Corporation's polices and/or principles and their impact relating to (i) the flow of funds through the financial system or (ii) due diligence of financial market transactions necessarily requires the evaluation of the legal environment and legal compliance by the Corporation. The Corporation, as part of its compliance program, has established principles by which the Corporation, its subsidiaries and affiliates conduct economic sanctions, scanning both customer and transaction data to ensure that the Corporation does not transact business with, on behalf of or for the benefit of individuals who are the target of economic sanctions. In addition, the Corporation, on a risk-based approach, scans transactions (including wire transfers, deposits and transfers) through economic sanction filters prior to entering or leaving customer accounts and/or entering or leaving the Corporation. Further, the Corporation has developed and implemented a written anti-money laundering prevention program, consisting of policies, a compliance program, procedures, internal controls and systems. [1]

The Division has long permitted the exclusion of proposals that relate to legal compliance programs. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto

---

[1] A discussion of the Corporation's Economic Sanctions Compliance Program and Anti-Money Laundering Compliance Program is available at http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-antimoneylaundering.

Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program); and *Citicorp* (January 2, 1997) (excluding a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act because it dealt with the initiation of a general compliance program). The Corporation believes that the Proposal relates to the general conduct of a legal compliance program and, thus, may be excluded under Rule 14a-8(i)(7).

C. The Proposal does not raise any overriding social policy considerations.

Although the Proposal is window-dressed as a "public policy" initiative aimed at preventing "illicit financial flows," the Proposal necessarily involves a review of the Corporation's day-to-day business decisions (i.e., the provision of financial products and services to a particular type of customer and customer relations) and does not raise any significant social policy issues (as discussed below). The Corporation acknowledges that the Division has stated that proposals that deal with matters that transcend the day-to-day business of a company and raise policy issues so significant that it would be appropriate for stockholder vote would not be excludable under Rule 14a-8(i)(7). *See Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*"). However, *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues as *SLB 14E* specifically cites the *1998 Release*. The *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage the company. *See Bank of America 2010* and *Bank of America 2009* (each dealing with a proposal that purportedly raised a social policy issue, but ultimately found excludable because the proposals sought to micro-manage the company). As discussed in detail herein, the Proposal seeks to micro-manage the Corporation in the extreme by regulating millions of financial transactions and customer relationships.

Although the Corporation believes that safeguarding the global financial system is important and that reasonable and appropriate steps should be taken to prevent persons engaged in money laundering, fraud or other financial crime from utilizing the Corporation's products and services,[2] the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). While certain proposals related to the current "financial crisis" may possibly raise significant policy concerns, the subject matter of the Proposal, the provision of financial products and services to particular types of customers, does not. The Proposal seeks to micro-manage the Corporation by, among other things, adopting principles providing for rigorous due diligence of financial transactions involving "politically exposed persons" and the establishment of anti-money laundering safeguards for transactions involving "realtors and escrow agents, attorneys and their client accounts." The Proposal attempts to allow stockholders to significantly involve themselves in the Corporation's policies, decisions and customer relations and to determine how and with whom the Corporation may provide financial services.

The Proponent uses phrases like "global financial crisis," "illicit financial flows" and "corrupt foreign officials" in an attempt to transform the Proposal into something it is not. Simply wrapping an ordinary business proposal with buzz words will not change the ordinary business nature of such proposal. The Proposal's clear focus is on the Corporation's ordinary business operations — the provision of financial products and services to a particular type of customer and its relationships with those customers. The Proposal states that politically-exposed persons ("PEPs") are at higher risk for money laundering and provides for the creation of an international, publically available database of PEPs so that financial institutions can rigorously due diligence financial transactions requested or made on behalf of such persons. The Proposal also seeks to monitor, by providing "additional safeguards," financial market transactions by realtors and escrow agents, attorneys and their client accounts.

Although there has been media attention on the current economic environment, there has been relatively little media attention, if any, on financial service providers maintaining relationships with PEPs and/or maintaining relationships with realtors, escrow agents and attorneys. The Proposal attempts to link the Corporation's financial products and services to behavior that the Proponent deems offensive or troubling. In *SLB 14E*, the Division indicated that a "proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Such a nexus does not exist in this case. The Corporation does not have the primary link to the controversial actions — "launder[ing] drug money" and "illegal arms deals." Since the Corporation does not engage in the activities at issue in the Proposal, its decisions

[2] A discussion of the Corporation's numerous financial and other commitments to the Anti-Money Laundering and Counter-Terrorist Financing are available on its website under "About Bank of America"--"Investor Relations"--" Anti-Money Laundering." See the following link: http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-antimoneylaundering.

regarding the provision of financial and banking services, do not raise significant policy concerns. See *Bank of America 2010* (coal extraction); *Bank of America 2009* (illegal immigration), *Bank of America 2008* (illegal immigration), *Bank of America 2007* (capital flight from developing nations); *Bank of America 2005* (payday lending); *Citicorp* (monitoring illegal transfers through customer accounts); and *Centura Banks* (providing financial services to illegal drug manufacturers and sellers) (each of these proposals had some social policy implications and dealt with matters that had some media attention, but which did not transcend their core ordinary business nature).

The fact that the Proposal and its supporting statement mention global economic crisis does not remove the Proposal from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses decisions regarding to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services.

D. Conclusion.

The provision of financial products and services to customers forms the core of the Corporation's ordinary and daily business operations. The Proposal seeks to limit the type of customer with whom the Corporation may establish or maintain a customer relationship, which is a part of the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies and practices are prudent to service the Corporation's clients. In addition, the conduct of a legal compliance program is part of the Corporation's ordinary and daily business operations. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a proposal should be drafted with precision. *See Staff Legal Bulletin 14* (*"SLB 14"*) and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

The Proposal is vague and indefinite because it lacks any specific guidance on how the Proposal should be implemented. Assuming stockholders could determine what is being asked, even in general terms, such determinations would likely be subject to dramatically different expectations among stockholders. The Proposal requests the Board to "adopt principles for national and international reforms to prevent illicit financial flows, based on four principles." Each of the four principles is equally vague and indefinite.

The lead in to the Proposal calls for the adoption of "national and international reforms to prevent illicit financial flows. . . ." It is unclear what specific "reforms" are contemplated by the Proposal. Does the Proposal require establishment of a policy statement to which the Corporation should endorse or become a signatory? Does "adoption" of merely mean the Corporation should issue a position paper? Who would decide what reforms "prevent illicit financial flows" and who should determine what illicit means? What if some reforms impair the Corporation's profitability or limit legitimate business operations? Would stockholders intend to support such reforms? The Corporation does not and, stockholders would not, know the answer to any of these questions.

The first principle calls for the establishment "by governments or other third parties of an international, publicly administered database of politically exposed persons so that all financial institutions can access it . . . to enable consistently rigorous due diligence across the industry." Is the Proponent suggesting that the Corporation create an international database of politically exposed persons? If so, how would the Corporation acquire this information, much less monitor and update such a database. Alternatively, is the Proponent suggesting that the Corporation engage in lobbying activities for the governmental creation of an international, publicly administered database? It is further unclear how the Corporation is suppose to exercise control over "governments or other third parties" to implement the Proposal. Assuming such a database could be created, what standards would constitute "consistently rigorous due diligence"? How should financial institutions conducting this diligence act or not act in response to the results of this due diligence investigation?

Although the supporting statement provides a definition of "politically exposed persons," the definition is riddled with vague terms and phrases (*e.g.*, "individuals who have held positions of public trust," "politicians," "leading political party officials" and their "families and close associates"). Every single one of the terms used to define "politically exposed persons" is subject to multiple and uncertain interpretation and scope. The breadth of this definition is very unclear. For instance, the public trusts that police officers will protect and serve. Should all law enforcement personnel be included as they hold a position of public trust? How about firemen and rescue personnel? Or, is the Proposal limited to those persons who currently hold, or previously held, a federal, state, city or town office? What is meant by "close associates" – persons who control or are under the control of the allegedly "politically exposed person"? Persons with whom "politically exposed persons" speak once a week or once a day? Must such people be business colleagues or could they simply be close friends or significant others? Again, the Corporation does not and, stockholders would not, know the answer to any of these questions as the Proposal is unclear.

The second principle, equally as vague, indicates that "other actors" in financial market transactions should be subject to "strict anti-money laundering safeguards." How broadly should other financial market "actors" reach beyond the enumerated realtors, escrow agents and attorneys? Should it be interpreted to mean only those actors that hold or transfer money on behalf of third parties, or should every person with a bank account be included in "other actors" because they engage in financial transactions? Is every person involved in every financial transaction of any kind an "other actor"? What "safeguards" satisfy the requirements for "strict" anti-money laundering? How far beyond the current legal requirements should the Corporation go to enforce the "strict" standard? Should account holders be required to provide information regarding the payor of any check cashed or declare the source of any cash deposited? How would this information be collected, to whom would it be reported and how would it be analyzed in order to prevent "illicit financial flows"?

The third principle seeks to regulate the actions of privately held corporations that seek "access to US financial markets" by requiring such corporations to disclose the names of persons having a "substantial economic interest" or exercising "de facto control" over their policies or operations. As a financial institution, the Corporation has no control over the actions of third parties, nor could it legislate or implement public policy governing such third parties. Also, it is unclear what constitutes "accessing" US financial markets. Would access be applied broadly enough to include purchasing publicly-traded stock on the NYSE or otherwise investing in a US domiciled business, borrowing money, raising debt or equity capital? Would it be limited to the deposit or withdrawal of funds from a bank account maintained in a US? Would it include cashing a paycheck, refinancing a home loan or using an ATM machine? What level of ownership interest constitutes a "substantial economic interest" – 10%, 20%, 30%, 40% or a majority interest? What constitutes "de facto control" – economic interest, voting interest, board representation, contract rights or all of the foregoing? To whom would this ownership disclosure be reported? Once reported, who would have access to the reports – governmental entities, financial institutions or the public at large? Finally, it is unclear what is intended by the phrase "obligated by public policy" and what legal or other authority, if any, such obligations carry to compel owners of privately held corporations to divulge the requested information to the Corporation. The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The final principle indicates that the United States government should implement these principles and "adovcat[e] for appropriate international mechanisms." Again, it is unclear what action the Proponent envisions the Corporation taking, much less what mechanisms the Proponent believes would be "appropriate." Some stockholders may assume the Proposal would have only symbolic effect; others might expect that implementation of the Proposal would necessarily involve the Corporation engaging in activities to influence policymakers to effect national and international financial market reforms. By merely providing open ended principles with no specific instruction, the Proponent leaves it to the Corporation to determine what role it should take with respect to national and international reforms intended to prevent illicit cash flows.

Possibly the Proposal merely calls for the Corporation to put these four vague and indefinite principles on a piece of paper and give them a stamp of approval. Assuming that to be the case, while the Proposal's required action might be more clear, the principles to be adopted are still fatally flawed with innumerable vague and indefinite terms. The Corporation believes that it should not be required to adopt principles without clarity on what actions they would require the Corporation to undertake. Stockholders should similarly not be asked to make voting decisions without clarity. Without any guidance, the Proposal would require the Corporation to make numerous and significant assumptions regarding what the Proponent is attempting to achieve through the Corporation's adoption of this Proposal. The Proposal consists merely of a statement of the Proponent's desired public policy; it provides no guidance or interpretive assistance to permit stockholders of the Corporation to make an informed decision.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See PetSmart, Inc.* (April 12, 2010) (excluding a proposal relating to the requirement that company suppliers bar the purchase of animals for sale from distributors that have violated or were under investigation for violating the law); *Boeing Company* (February 2, 2010) (excluding a proposal to establish a board committee on Human Rights); *Bank of America Corporation* (February 22, 2010) (excluding a proposal to establish a board committee on US Economy Security); *Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Bank of America Corporation* (January 11, 2007) (excluding a proposal to establish a board committee on US Economy Security); *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal nor the subject company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to implement the Proposal. The Proposal is not clearly presented, and the Corporation's stockholders cannot be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14.* The Division reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *Id.* The Corporation lacks the power or authority to implement the Proposal because, as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken.

As discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Corporation in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what duties or function the proposed principles would serve. The Proposal requests that Board adopt "principles for national and international reforms to prevent illicit financial flows." Because the Proposal leaves numerous key phrases undefined, it is necessarily subject to multiple interpretations. The Proposal, which consists solely of a statement of Proponent's desired public policy, does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Corporation cannot reasonably implement such a vague and open-ended proposal. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

To the extent the Corporation is expected to shape national or international financial policy to impact or influence the behavior of third parties, both the Board and the Corporation would lack any authority or any power to implement such public policy or exert such influence. The Corporation is but one of thousands of companies that engage in financial market transactions. The Corporation acting alone could not implement national much less international policy. Exclusion of the Proposal is consistent with the long-standing Division position permitting the exclusion of proposals that require third party action for their implementation. *See American Home Products Corp.* (February 3, 1997) (proposal requested the company provide certain warnings on its contraceptive products that were subject to government oversight and regulatory approval) and *American Electric Power Company, Inc.* (February 5, 1985) (proposal requested the completion of a nuclear plant that was jointly owned by two unaffiliated parties).

Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

HUNTON& WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Craig T. Beazer
John C. Harrington

HUNTON & WILLIAMS

EXHIBIT A

See attached.

HARRINGTON
INVESTMENTS, INC.

November 11, 2010

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Secretary,

As a beneficial owner of Bank of America stock, I am submitting the enclosed shareholder resolution for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Bank of America common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

OFFICE OF THE

NOV 12 2010

CORPORATE SECRETARY

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

WHEREAS:

The reputation of the U.S. financial industry is under significant pressure in the wake of both the global financial crisis and recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance.

Although the U.S. is traditionally seen by the world as a leader in anti-corruption and financial transparency initiatives, recent investigations by law enforcement and Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials.

Financial institutions have been the subject of a number of regulations over the past decade aimed at curtailing such abuses. The fact that they are still occurring, and that the amount of money involved is significant, suggests that policies covering a broader range of financial actors are needed to address the continuing problems in a holistic manner.

In addition, given the international integration of the global financial system and the U.S. role as a leader in providing global financial services, the success of initiatives pursued in the U.S. depends upon implementation of similar guidelines and frameworks worldwide. As a result, it is imperative that new public policy measures also be pursued in international fora.

Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) -- defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates. Under current U.S. law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system.

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

charles SCHWAB
INSTITUTIONAL

November 11, 2010

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

RE: John Harrington
Bank of America Stock Ownership (BAC)

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Bank of America stock for at least one year prior to November 11, 2010 (November 11, 2009 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Advisor Services Group

Cc: John Harrington